October 22, 2024

Justin Floyd
Chief Executive Officer
RedCloud Holdings plc
50 Liverpool Street
London, EC2M 7PY
United Kingdom

        Re: RedCloud Holdings plc
            Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted October 9, 2024
            CIK No. 0002027360
Dear Justin Floyd:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 27, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-8

1. Please address the following as they relate to your data analytic services you began providing in 2024:
           Tell us whether you are acquiring the data that is already available to you on your platform or whether the platform sellers are selling data that is not available on your platform;
 October 22, 2024
Page 2

             If you are acquiring data that is already available on your platform, confirm that you did not have the right to use the data on your platform prior to entering into the data analytics agreements;
             Tell us the amount you incurred for acquiring the data during the six months ended June 30, 2024;
             Tell us if you are charging higher percentage fees for contracts with data analytics services; and
             Tell us why you are willing to purchase data to generate revenues for services that
           are incrementally    insignificant.

       Please contact Keira Nakada at 202-551-3659 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Mara Ransom at 202-551-3264 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Justin Grossman